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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2A)*


                                SUNAMERICA, INC.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    866930100
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The remainder of this cover page shall be filled out for areporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)



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- --------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON                     Husic Capital Management
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



- --------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                             (a)


- --------------------------------------------------------------------------------
3    SEC USE ONLY


- --------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION         California


- --------------------------------------------------------------------------------
          5    SOLE VOTING POWER                  1,418,600


NUMBER OF ----------------------------------------------------------------------
          6    SHARED VOTING POWER                0


          ----------------------------------------------------------------------
          7    SOLE DISPOSITIVE POWER             1,854,000


          ----------------------------------------------------------------------
          8    SHARED DISPOSITIVE POWER           0


- --------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     1,854,000


- --------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- --------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9   4.8%

- --------------------------------------------------------------------------------
                      * SEE INSTRUCTION BEFORE FILLING OUT!

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ITEM 1.

     (a)  NAME OF ISSUER:  SUNAMERICA, INC..

     (b)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
          One SunAmerica Center, 37th Floor
          Los Angeles, Ca.  90067-6022

ITEM 2.

     (a) NAME OF PERSON FILING: This statement is being filed by (i) Husic Capital Management, a California limited partnership and registered investment adviser ("IA"),

          IA's beneficial ownership of the Common Stock is direct as a result of IA's discretionary authority to buy, sell, and vote shares of such Common Stock for its investment advisory clients.

          Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness of such information concerning any other Reporting Person.

     (b)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE,
          RESIDENCE:

          IA's Principal Business Office is located at:

               555 California Street, Suite 2900, San Francisco,
               CA 94104

     (c)  CITIZENSHIP:

          IA is a California limited partnership.

     (d)  TITLE OF CLASS OF SECURITIES:

          Common Stock

     (e)  CUSIP NUMBER:

          866930100


ITEM 3.   IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B),
          OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

     (a)  /  /   Broker or Dealer registered under Section 15 of
                 the Act

     (b)  /  /   Bank as defined in section 3(a)(6) of the Act

                      * SEE INSTRUCTION BEFORE FILLING OUT!

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     (c)  /  /   Insurance Company as defined in section 3(a)(19)
                 of the act

     (d)  /  /   Investment Company registered under section 8 of
                 the Investment Company Act

     (e)  /X /   Investment Adviser registered under section 203 of
                 the Investment Advisers Act
                         [IA]

     (f)  /  /   Employee Benefit Plan, Pension Fund which is
                 subject to the provisions of the Employee
                 Retirement Income Security Act of 1974 or
                 Endowment; see SECTION 240.13d-1(b)(ii)(F)

     (g)  /  /   Parent Holding Company, in accordance with
                 SECTION 240.13d-1(b)(ii)(G) (Note: See Item 7)
                         [Corporate G.P.]
                         [Shareholder]

     (h)  /  /   Group, in accordance with SECTION 240.13d1-(b)(1)(ii)(H)


ITEM 4.   OWNERSHIP


     (a)  AMOUNT BENEFICIALLY OWNED:  1,845,000

     (b)  PERCENT OF CLASS:  4.8%

     (c)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

            (i)     sole power to vote or to direct the vote:
                    1,418,600

          (iii)     sole power to dispose or to direct the
                    disposition of:  1,845,000


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

          The reporting person has ceased to be the beneficial owner of more than five percent of the class of securities . /X/


Item 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON

          Not applicable.

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ITEM 7.   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
          WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
          PARENT HOLDING COMPANY

          Not applicable.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE
          GROUP

          Not applicable.


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

          Not applicable.


ITEM 10.  CERTIFICATION

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

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                                    SIGNATURE

          After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 1994

                                   HUSIC CAPITAL MANAGEMENT




                                   By:
                                      ---------------------------------
                                        Frank J. Husic
                                        Managing Partner


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